SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. ___)

GLOBAL SEED CORPORATION
(Name of Issuer)

Common Stock, 0.0001 Par Value
(Title of Class of Securities)

379383102
(CUSIP Number)

Chan Chun Ngan FLT A 43/F Tower 3 The Pacifica 9 Sham Shing Rd Lai Chi KOK KLN, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379383102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chan Chun Ngan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
91,239,300
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
91,239,300
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
91,239,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Global Seed Corporation, a Texas Corporation (the “Issuer”). The principal offices of the Issuer are located at 3906-3907, Vanke ITC Center, Changan, Dongguan, China 523845.

Item 2. Identity and Background

(a) This statement is being filed by Chan Chun Ngan (the “Reporting Person”).

(b) Mr. Chan’s address is FLT A 43/F Tower 3 The Pacifica 9 Sham Shing Rd Lai Chi KOK KLN, Hong Kong.

(c) Mr. Chan currently serves as chairman of the board of directors of Dongguan Zhenghao Industrial Investment Company Limited (“Zhenghao”), the Issuer’s operating subsidiary in China. Mr. Chan’s business address is 3906-3907, Vanke ITC Center, Changan, Dongguan, China 523845. Zhenghao is primarily engaged in the business of selling capsules of coffee and other healthy drinks.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chan Chun Ngan is a citizen of Hong Kong, China.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Person’s personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Chan beneficially owns 91,239,300 shares or 35.3% of the Issuer’s common stock.

(b)	Mr. Chan may be deemed to hold sole voting and dispositive power over 91,239,300 shares of common stock of the Issuer.

(c)	On October 30, 2019, Mr. Chan acquired 91,239,300 shares of the Issuer’s common stock (the “Shares”) in a reverse merger transaction between the Issuer and Well Benefit International Limited, a British Virgin Islands company (“Well Benefit”), in which he received the Shares in exchange for 18,040 ordinary shares he held in Well Benefit pursuant to certain Share Exchange Agreement dated October 1, 2019 among the Issuer, Well Benefit, and the shareholders of Well Benefit, including the Reporting Person.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 91,239,300 shares of common stock reported in Item 5(a).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

1.	Share Exchange Agreement dated October 1, 2019 among Global Seed Corporation, Well Benefit International Limited, and the shareholders of Well Benefit International Limited, including the Reporting Person (incorporated by reference to our Current Report on Form 8-K filed on October 2, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2019	/s/ Chan Chun Ngan
	Name:	Chan Chun Ngan

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